March 3, 2021
Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
Roundhill MVP ETF (formerly, Roundhill Pro Sports, Media & Apparel ETF (the “Fund”)
Dear Mr. Sutcliffe:
This correspondence responds to the comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 80 to the Trust’s Registration Statement on Form N-1A filed December 30, 2020 (SEC Accession No. 0000894189-20-010072) (the “Amendment”).
For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Prospectus
Comment 1.    Please provide a completed fee table and expense example for the Fund prior to effectiveness.
Response:    The fee table and expense example have been completed as follows:
This table describes the fees and expenses that you may pay if you buy, sell, and hold shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.75%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.75%

1 Estimated for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $77	3 Years: $240

Comment 2.    If the Fund expects that its acquired fund fees and expenses will exceed 0.01%, please disclose the information required pursuant to Item 3, Instructions 3(f)(i) and (vi) of Form N-1A.
Response:    The Fund does not expect to invest in investment companies as part of its principal investment strategies and therefore no additional information has been added to the fee table.
Comment 3.    Please confirm whether there are any fee waiver, reimbursement or recoupment arrangements in place for the Fund, and if so, add disclosure accordingly.
Response:    The Trust confirms that there are no fee waivers, reimbursement or recoupment arrangements in place for the Fund.
Comment 4.    With respect to the “Portfolio Turnover” section, the fourth sentence appears to be language not prescribed by Form N-1A. Please explain why its inclusion is proper. Otherwise, please remove the sentence.
Response:    The disclosure is accurate and the Trust believes it provides helpful information to investors regarding the treatment of the Fund’s in-kind creation and redemption activity.
Comment 5.    If the Fund will invest in derivatives as part of its principal investment strategies, please ensure the disclosure regarding derivative instruments includes only those in which the Fund will principally invest. Please also ensure that the derivatives risk disclosure is tailored to address the principal risks posed by those instruments to the Fund. See generally, Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillian, General Counsel, ICI (July 30, 2010) (the “Barry Miller letter”).
Response:    The Fund will not invest in derivatives as part of its principal investment strategies.
Comment 6.    With respect to the “Principal Investment Strategies” section, how does the Adviser determine which companies qualify as sports apparel companies?
Response:    Sports apparel companies are those companies that manufacture and/or supply sports equipment or sports and fitness apparel, including footwear. The Trust has revised the “Principal Investment Strategies” section as follows to clarify this definition:
Companies that manufacture and/or supply sports equipment or sports and fitness apparel, including footwear (collectively, “sports apparel companies”).
Comment 7.    In the “Principal Investment Strategies” section, please clarify what types of esports activities are included in the professional sports universe (for example, video game companies, graphic cards, etc.)?
Response:    The Trust notes that the “Principal Investment Strategies” section has been revised as follows:
The universe of professional sports includes, but is not limited to, soccer, baseball, American football, basketball, hockey, tennis, wrestling, esports (e.g., League of Legends or Counter-Strike: Global Offensive), automobile racing, mixed martial arts and strategy board games.
Comment 8.    In the Staff’s opinion, strategy board games do not fit under the sports category. Please explain how strategy board games would conform with the Fund’s name.
Response:    The Trust notes that the Fund name will be changed to the “Roundhill MVP ETF”.
Comment 9.    Please provide supplementally, the minimum percentage the Fund expects to invest in each industry or sub-industry included in the Fund’s name.
Response:    The Trust notes that the Fund name will be changed to the “Roundhill MVP ETF”.

Comment 10.    With respect to the “Principal Investment Strategies” section, please clarify whether sports media companies and sports apparel companies relate specifically to professional sports. In addition, please clarify the media and apparel definitions.
Response:    The Trust confirms supplementally that the Fund will invest in sports media and sports apparel companies that focus on all sports and not solely professional sports. We have clarified the definition of sports apparel companies as noted in response to comment no. 6 above and will similarly clarify the definition of sports media companies.
Comment 11.    With respect to the “Principal Investment Strategies” section, if representation of athletes will be included in professional sports activities, please specify as such.
Response:    The Trust confirms that the Fund does not anticipate investing in companies that represent athletes as part of its principal strategies.
Comment 12.    With respect to the “Principal Investment Strategies” section, please clarify if there are any percentage limitations for investment in foreign securities or depositary receipts.
Response:    The Trust notes that the Fund is not subject to any limitations on its investment in foreign securities or depositary receipts.
Comment 13.    Please confirm whether securities underlying the ETF are traded outside a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as an authorized participant that post collateral for certain trades on an agency basis.
Response:    The Fund’s securities will not be traded outside a collateralized settlement system.
Comment 14.    In the “ETFs Risks” section, please disclose that purchase and redemption of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause an ETF to incur certain costs and disclose that these costs could include brokerage costs or taxable gains/losses that it might not have incurred if it had made redemption in-kind. In addition, disclose that these costs could be imposed on the ETF and thus decrease the ETFs net asset value to the extent that these costs are not offset by a transaction fee payable by an authorized participant.
Response:    As disclosed under “Purchase and Sale of Shares,” the Fund intends to issue and redeem Creation Units primarily in-kind and thus, does not believe the risks related to cash purchases and redemptions are principal risks of the Fund. Therefore, the Trust respectfully declines to insert the requested risk.
Comment 15.    Under “Additional Information About the Fund - Investment Objective”, please describe the Fund’s investment objective pursuant to Item 9(a) and (b) of Form N-1A. In addition, please describe how the Fund intends to achieve its investment objective. In addition, please provide the Fund’s principal investment strategy and how the Adviser decides which securities to buy and sell as required under Item 9(b)(1) and (2) of Form N-1A.
Response:     The Registrant believes the Fund’s current Item 4 disclosure provides a complete and appropriate summary of the Fund’s objective and principal investment strategies, including its buy and sell strategies. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund. Accordingly, the Registrant has not revised either the Item 4 or Item 9 disclosure.

Comment 16.    Under “Additional Information About the Fund - Investment Objective”, please disclose whether the Fund may engage in active and frequent trading of portfolio securities pursuant to Item 9(b)(1) Instruction 7, of Form N-1A. If so, please explain the tax consequences on increased portfolio turnover and how the tax consequences and trading costs may affect the Fund’s performance.
Response:     The Fund does not expect to engage in active and frequent trading, and, therefore, no changes have been made in response to the above comment.
Statement of Additional Information
Comment 17.    Under “Investment Restrictions”, the first sentence of the concentration investment restriction states: “Concentrate its investments (i.e., hold more than 25% of its total assets) in any industry or group of related industries.” Please remove the word “related” as it is not a part of Section (8)(b)(1) of the Investment Company Act of 1940.
Response:     The Trust believes that the use of the phrase “group of related industries” clarifies the intention of Section 8(b)(1), which is not intended to combine completely unrelated industries (e.g., soft drink distributors and semi-conductor manufacturers) for purposes on concentration, and is consistent with industry practice and permitted by the Staff. See Letter from Andrew M. Goldberg, Vice President, Secretary, and Chief Legal Officer, MassMutual Select Funds to Dominic Minore, Division of Investment Management, SEC (January 10, 2018).
Comment 18.    Under “Investment Restrictions”, the concentration policy does not match the prospectus, please reconcile.
Response: The disclosure has been reconciled to reflect that the Fund will concentrate in the securities of companies in the entertainment industry.

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If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (414) 550-7433 or at kent.barnes@usbank.com.

Sincerely,

/s/ Kent P. Barnes
Kent P. Barnes
Secretary
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